EXHIBIT 1
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For Immediate Release                                              11 April 2005




                          WPP Group plc ("the Company")

On 8 April 2005, WPP was notified by Barclays PLC, pursuant to Sections 198-202 of the Companies Act 1985, that it had an interest in 37,733,286 ordinary shares in WPP, representing 2.99% of the issued share capital of the Company.



                                      ENDS